                       INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Alfa International Corp.

We have audited the accompanying consolidated balance sheets of Alfa International Corp. and subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alfa International Corp. and subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's financial position at December 31, 1997 and results of operations and cash flows to December 31, 1997 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                               WISS & COMPANY, LLP


Livingston, New Jersey
March 5, 1998

               ALFA INTERNATIONAL CORPORATION AND SUBSIDIARY
                       CONSOLIDATED BALANCE SHEETS
                                                                 December 31,
            ASSETS                                            1997         1996
                                                           ----------   -----------
CURRENT ASSETS:
  Cash and equivalents                                    $   42,088   $        57
  Accounts receivable                                          1,143           -
  Inventories:
    Raw materials                                             93,992           -
    Finished goods                                             2,053           -
  Prepaid insurance                                            3,397           -
  Prepaid royalties                                           14,700           -
                                                           ----------   -----------
         Total Current Assets                                157,373            57
PROPERTY AND EQUIPMENT:
  Office and computer equipment                               35,296           -
  General plant                                               15,803           -
  Furniture and fixtures                                       4,156           -
  Leasehold improvements                                       5,924           -
                                                           ----------   -----------
                                                              61,179           -
  Less: Accumulated depreciation and amortization            (25,675)          -
                                                           ----------   -----------
                                                              35,504           -
OTHER ASSETS:
  Goodwill, less accumulated amortization of $17,238          68,952           -
  Other assets                                                 4,398           -
  Due from affiliate                                             -          49,511
  Deferred offering costs                                        -          12,500
                                                           ----------   -----------
                                                              73,350        62,011
                                                           ----------   -----------
                                                          $  266,227   $    62,068



LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Notes payable                                           $      -     $   100,000
  Accounts payable                                           119,080         4,286
  Royalties payable                                           24,000           -
  Accrued expenses and other current liabilities               1,840           -
                                                           ----------   -----------
        Total Current Liabilities                            144,920       104,286
                                                           ----------   -----------
OTHER LIABILITIES                                             12,903           -
                                                           ----------   -----------

STOCKHOLDERS' EQUITY (DEFICIENCY):
  Common stock - $.01 par value: authorized 15,000,000
   shares; issued and outstanding 6,018,898 shares
   in 1997 and 2,559,488 shares in 1996                       60,189        25,595
  Capital in excess of par value                           3,886,677     3,053,721
  Retained earnings (deficit)                             (3,838,462)   (3,121,534)
                                                          -----------   -----------
       Total Stockholders' Equity (Deficiency)               108,404       (42,218)
                                                           ----------   -----------
                                                          $  266,227    $   62,068

See accompanying notes to consolidated financial statements.











                                         F-2

             ALFA INTERNATIONAL CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF OPERATIONS


                                                Year Ended December 31,
                                                    1997        1996
                                                -----------  -----------
REVENUES:
  Net sales                                     $   11,650   $      -
  Gain on settlement of trade payables              14,790          -
  Other income                                       4,329          -
                                                -----------  -----------
                                                    30,769          -

COSTS AND EXPENSES:
  Cost of sales                                      5,665          -
  Selling, general and administrative              473,693       29,291
  Interest expense                                   3,736          -
                                                -----------  -----------
                                                   483,094       29,291
                                                -----------  -----------
NET LOSS                                        $ (452,325)  $  (29,291)


BASIC AND DILUTED LOSS PER SHARE                $     (.10)  $     (.02)
                                                -----------  -----------


WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                    4,527,759    1,186,203


[FN]
See accompanying notes to consolidated financial statements.

                ALFA INTERNATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                                                   Common Stock         Capital in     Retained
                                                               Par      Excess of      Earnings
                                                 Shares       Value     Par Value      (Deficit)
                                                ----------- ---------- -----------  -------------
BALANCES AT DECEMBER 31, 1995                    1,085,313  $  10,853  $ 3,053,721  $ (3,092,243)

YEAR ENDED DECEMBER 31, 1996:
   Issuance of common stock for
      investment banking services                1,250,000     12,500          -             -
   Issuance of common stock for
      Compensation                                 224,175      2,242          -             -
   Net loss                                            -          -            -         (29,291)
                                                ----------- ---------- -----------  -------------
BALANCE AT DECEMBER 31, 1996                     2,559,488     25,595    3,053,721    (3,121,534)

YEAR ENDED DECEMBER 31, 1997:
   Issuance of common stock for cash,
      less related costs                         3,150,000     31,500      738,706           -
   Issuance of common stock for investment
      banking services                             450,000      4,500       (4,500)          -
   Cancellation of common stock issued
      for investment banking services           (1,125,000)   (11,250)      48,750           -
   Issuance of stock options in exchange
      for debt                                         -          -         50,000           -
   Issuance of common stock upon
      merger with entity under common control,
      including carryover of controlling
      interest equity deficiency                   984,410      9,844          -        (264,603)
   Net loss                                            -          -            -        (452,325)
                                                ----------- ---------- ------------  ------------
BALANCES AT DECEMBER 31, 1997                    6,018,898  $  60,189  $ 3,886,677   $ 3,838,462)

See the accompanying notes to the financial statements.

                                          F-4

                  ALFA INTERNATIONAL CORPORATION AND SUBSIDIARY

                      C0NSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Year Ended December 31,
                                                                1997          1996
                                                             -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                   $ (452,325)  $   (29,291)
  Adjustments to reconcile net loss to net cash
   flows from operating activities:
    Depreciation and amortization                                25,758           -
    Changes in operating assets and liabilities:
      Accounts receivable                                           180           -
      Inventories                                               (84,152)          -
      Other current assets                                      (14,936)          -
      Accounts payable                                          (98,221)      (23,382)
      Royalties payable                                          24,000           -
      Other assets                                                 (319)          -
      Accrued expenses                                          (50,674)          -
                                                             -----------  -----------
          Net cash flows from operating activities             (650,689)      (52,673)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash received in acquisition                                      874           -
  Acquisition of property and equipment                         (33,360)          -
                                                             ----------  ------------
          Net cash flows from investing activities              (32,486)          -

CASH FLOWS FROM FINANCING ACTIVITIES:
  Collecton of subscriptions receivable                          25,000           -
  Proceeds of note payable                                          -         100,000
  Payment of notes payable                                      (70,000)          -
  Issuance of common stock                                      770,206         2,242
  Advance to affiliate                                              -         (49,512)
                                                             ----------  ------------
          Net cash flows from financing activities              725,206        52,730


NET CHANGE IN CASH AND EQUIVALENTS                               42,031            57
CASH AND EQUIVALENTS, BEGINNING OF YEAR                              57           -
                                                             ----------  ------------
CASH AND EQUIVALENTS, END OF YEAR                            $   42,088   $        57

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                              $    3,736   $       -
                                                             -----------  -----------
  Noncash investing and financing activities:
    Conversion of notes payable to equity                    $   50,000   $       -
                                                             -----------  -----------
    Issuance (cancellation) of common stock for
     investment banking services                             $  (11,250)  $    12,500
                                                             -----------  -----------
  Business acquired:
    Fair value of assets acquired                            $  143,186   $       -

    Liabilities assumed charge against stockholders' equity    (397,943)          -
                                                             -----------  -----------
                                                             $  254,757   $       -

See accompanying notes to consolidated financial statements.

                                       F-5

           ALFA INTERNATIONAL CORPORATION AND SUBSIDIARY

                   SUPPLEMENTARY INFORMATION

                  CONSOLIDATED COST OF SALES


                                           Year ended December 31,
                                              1997        1996
                                           ----------   ----------

INVENTORIES, BEGINNING OF YEAR             $      -     $     -

MATERIALS PURCHASED                            99,089         -

   Supplies                                       932         -
   Art work and design                          1,000         -
   Freight, other taxes                           703         -
                                           ----------   ----------
                                                2,635         -

INVENTORIES, END OF YEAR                       99,089         -
                                           ----------   ----------

                                           $    2,635   $     -

                   ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  Nature of the Business and Summary of Significant Accounting
         Policies:

     Principles of Consolidation - The consolidated financial statements include the accounts of Alfa International Corp. ("Alfa") and its wholly-owned subsidiary, Ty-Breakers Corp. ("Ty-Breakers") collectively referred to as the "Company". All intercompany transactions have been eliminated in consolidation.

     Nature of the Business - Alfa is a holding company which operates through its Ty-Breakers subsidiary. Ty-Breakers is a manufacturer and distributor of Tyvek apparel products, for sale primarily in the United States. All of the Ty-Breakers Tyvek is purchased from one unrelated supplier who is the sole producer of Tyvek.

     Financial Instruments - Financial instruments include cash, accounts receivable, accounts payable and accrued expenses. The amounts reported for financial instruments are considered to be reasonable approximations of their fair values, based on market information available to management.

     Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Property and Equipment - Property and equipment are stated at cost. Depreciation has been computed using an accelerated method over an estimated life of 5 years for furniture and equipment and the lease term for leasehold improvements.

     Income Taxes - The Company is subject to income taxes at both the Federal and state level. Separate state income tax returns are filed with each state in which the Company conducts business.

Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted income tax rates. The provision for income taxes is determined by applying the provisions of the applicable enacted tax laws to taxable income for that period and the net change during the period in the Company's deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                   ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Stock Based Compensation - Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," ("FAS
123") encourages, but does not require companies to record compensation cost at fair value for stock-based employee compensation plans. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for options granted by the Company is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Since the exercise price equaled or exceeded the estimated fair value of the underlying shares at the date of grant, no compensation was recognized in 1997 and 1996.

Had compensation cost been based upon the fair value of the option on the date of grant, as prescribed by FAS 123, the Company's proforma net loss and net loss per share would have been approximately $(837,000) ($.19 per share) in 1997. There were no options outstanding in 1996. The fair value of the options were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rates of 5.0%, dividend yield of 0.0% volatility factor equal to 433.3% and an expected life equaling the options exercise periods.

     Net Loss Per Common Share - As of December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per share" which had no effect on loss per share as previously reported. Basic loss per share is based upon the weighted average number of outstanding common shares. The shares issuable upon the exercise of outstanding warrants and options have been excluded since the effect would be antidilutive, due to net losses for all periods presented; accordingly, diluted loss per share is the same as basic loss per share for all periods reported.

     Goodwill - Goodwill consists of the excess of cost over fair market value of the net assets of the acquired business. Goodwill is being amortized using the straight-line method over five years. The carrying value of goodwill is periodically reviewed by the Company based on expected future undiscounted operating cash flows. Based upon its most recent analysis, the Company believes that no material impairment exists at December 31, 1997.

     Impairment of Long-lived Assets - In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets to be Disposed of." SFAS No. 121 prescribes that an impairment loss is recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable.

                   ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:  Bankruptcy:

On December 9, 1992, Alfa filed a petition for reorganization ("Petition") under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court ("Court") for the District of Arizona. Under Chapter 11, certain claims against Alfa in existence prior to the filing of the Petition were stayed while Alfa continued business operations as a debtor-in-possession.

In accordance with the Plan which was confirmed on August 4, 1995, the Company took the following actions:

   1. The Company issued 303,672 shares of its common stock to its pre-petition creditors who had filed a proof of claim with the Court to discharge a total of $522,757 in liabilities.

   2. The Company issued 21,600 shares of common stock to its preferred stockholders in exchange for their preferred shares.

   3. The Company issued 498,241 shares of common stock to its President, Frank J. Drohan in satisfaction of his post-petition claim of $4,982.

On August 12, 1996 the Court issued a Final Decree approving the consummation of the Plan, releasing the Company from the supervision of the Court and discharging the Company from bankruptcy proceedings.

NOTE 3:  Management's Plans:

The Company has incurred significant operating losses raising substantial doubt about its ability to continue as a going concern. The continued existence of the Company is dependent upon the forbearance of its creditors, its ability to raise additional financing and eventually upon obtaining profitable operations. There can be no assurance that such financing will be available to the Company upon acceptable terms. In an effort to obtain profitable operations, the Company will attempt to increase sales by attending trade shows and updating and redistributing their existing merchandise catalog. Should the Company be unsuccessful in its attempt to raise capital and/or increase sales, the Company may not be able to continue operations.


NOTE 4:  Merger:

On January 23, 1997, Alfa acquired 100% of the outstanding stock of Ty-Breakers (NY) Corp. ("Ty-Breakers") in exchange for 984,410 shares of Alfa common stock, by merging it into its wholly-owned subsidiary Alfa Acquisition Corp. Ty-Breakers is a manufacturer of apparel made from Tyvek(R) and Kensel(tm).

Since the Company's President and majority shareholder owned 74.43% of Ty-Breakers, the merger is being accounted for as a combination of entities

                   ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

under common control. Under this method of accounting, the results of operations of the acquired entity are included in Alfa's historical consolidated financial statements from its acquisition date in a manner similar to that of the purchase method of accounting. The shares issued to the 24.57% interest (minority stockholders) are valued at fair value and the excess of fair value over the pro rata share of stockholders' equity (deficiency) is allocated to the identifiable tangible and intangible net assets based upon fair values and the difference to goodwill. The shares applicable to the majority shareholder are carried over at their historical cost basis and there is no change to book values nor recording of goodwill.

Goodwill for the minority interest was computed based on the quoted market value of Alfa's common stock, less a discount for restrictions on sale.

The accumulated deficit recorded upon merger reflects the elimination of the minority stockholders' (24.57%) interest in Ty-Breakers' equity deficiency of $340,947.

NOTE 5:  Common Stock, Preferred Stock and Stock Option Plan:

     Common Stock - On December 6, 1996 Alfa's board of directors approved a stock grant to two officers (also members of the board of directors) of 224,175 shares of common stock at $.01 per share, the fair market value per share, as compensation for past services.

     Preferred Stock - Alfa has 978,400 shares of undesignated preferred stock which may be issued with such rights and preferences as the Board of Directors may determine. Therefore, the undesignated preferred stock may be issued with liquidation, dividend, voting and other rights superior to those of existing common shareholders, including the right to elect a controlling number of directors as a class.

     Stock Option Plan - Alfa's Stock Option Plan provides for the granting of Incentive Stock Options and Non-qualified Stock Options to all employees and others who perform key services to purchase up to 750,000 shares of common stock at an exercise price equal to at least the fair market value of a share of common stock at the date of grant (exercise prices for incentive options for holders of more than 10% of the outstanding common stock must be at least 110% of the fair market value on the date of grant). Incentive stock options are exercisable in 20% increments commencing one year after the date of grant and generally expire five years after the date of grant. The Stock Option Plan expired on December 27, 1997.

In connection with their employment agreements, the Company issued a total of 385,000 stock options to its President, Vice President and National Accounts Manager during 1997. The options are exercisable at a price of $1.00 per share and expire five years from the date of grant.

At December 31, 1997, there were 385,000 stock options outstanding under the Stock Option Plan, of which 85,000 were exercisable. The remaining options vest at a rate of 75,000 shares per annum through 2001. There were no stock options outstanding at December 31, 1996.

In connection with the settlement of an outstanding obligation with a creditor, the Company paid $9,647 in cash and granted the creditor the option

                   ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to purchase 125,000 shares of the Company's Common Stock, exercisable at $.10 per share through November 5, 2007.

Pursuant to the terms of an Investment Banking Agreement and a Stock Redemption Agreement, each dated December 6, 1996, the Company issued 1,250,000 shares of its common stock to an investment banker who attempted to raise capital for the Company. An amount equal to the fair market value of the common stock ($12,500) was recorded as a deferred asset at December 31, 1996. The investment banker also lent the Company $100,000 under a note payable.

In accordance with the provisions of the Stock Redemption Agreement, the investment banker was required to return these shares to the Company since it did not raise the minimum capital required by March 24, 1997. In order to settle its outstanding obligation, the Company paid a total of $50,000 to the investment banker and allowed the investment banker to keep 125,000 shares of Alfa's common stock previously issued to it in settlement of the note payable.

     Warrants - Alfa issued 8,075 common stock purchase warrants in connection with the merger. The warrants give the holder the right to receive one share of Alfa common stock for $4 per share. These warrants expire in January 1999.

Alfa issued 1,500,000 common stock purchase warrants in connection with the sale of common stock during 1997. The warrants give the holder the right to purchase one share of common stock for $1.00 per share. These warrants expire in July and October 1999.

NOTE 6:  Commitments:

     Lease - The Company leases its premises under a noncancellable operating lease expiring March 31, 1999. Rent expense for operating leases in 1997 and 1996 was $39,977 and $38,698, respectively. The following is a schedule of future minimum rental payments required for all noncancellable operating leases that have initial or remaining lease terms in excess of one year at December 31, 1997.

     Year Ending December 31,
     ------------------------
               1998                    $  38,500
               1999                        9,625
                                       ----------
                                       $  48,125

     Employment Agreement - The Company is obligated through December 2001 to pay its president/chief executive officer an annual base salary of $100,000 plus an additional amount based on gross revenue. The company is also obligated through December 2001 to pay its vice-president of sales and

                   ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

secretary an annual base salary of $45,000, plus an additional amount based on net sales.

NOTE 7:  Provision for Income Taxes:

Deferred tax asset is comprised of the following:


                                                    December 31,
                                           ----------------------------
                                              1997             1996
                                           ------------    ------------

Federal net operating loss
  Carryforwards                             $1,600,000       $1,150,000
State net operating loss
  carryforwards net of federal
  tax benefit                                  150,000          100,000
                                           ------------    ------------
                                             1,750,000        1,250,000
Less: Valuation allowance                    1,750,000        1,250,000
                                           ------------    ------------
                                            $      -         $      -

The Company's effective tax rate differs from the expected federal income tax rate due to changes in the valuation allowance at December 31, 1997 and 1996.


Management has determined, based on the Company's current condition, that a full valuation allowance is appropriate at December 31, 1997.

At December 31, 1997, the Company had Federal net operating loss carryforwards of approximately $3,800,000 which expire beginning in 2004. The Company's issuance of shares during fiscal 1995 and subsequent thereto results in a "Change of Ownership" as defined by the Internal Revenue Code of 1986, which limits the Company's use of these net operating loss carryforwards.